UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DATA’S PLANNED ACQUISITION OF EVERIS GROUP

On October 31, 2013, the registrant filed with the Tokyo Stock Exchange a notice regarding the planned acquisition by NTT DATA CORPORATION, a subsidiary of the registrant, of 100% of Everis Participaciones, S.L.’s outstanding shares. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: October 31, 2013

October 31, 2013

Company Name: Nippon Telegraph and Telephone Corporation
Representative: Hiroo Unoura, President and Chief Executive Officer
(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice Regarding NTT DATA’s Planned Acquisition of everis Group

NTT DATA CORPORATION (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced that, at a meeting of its board of directors held today, NTT DATA resolved to acquire 100% of the outstanding shares of Everis Participaciones, S.L. (headquarters: Madrid, Spain), a company that provides a wide range of IT services including consulting, system integration and outsourcing, primarily in Spain and six countries in Latin America, which will make it a subsidiary of NTT DATA. For more details, please see the attached press release by NTT DATA.

This acquisition will not have a material impact on NTT’s consolidated results of operations.

For further inquiries, please contact:

Yusuke Aida or Yuta Kosuge
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589

October 31, 2013

Company Name: NTT DATA CORPORATION

Representative: Toshio Iwamoto, President and CEO

(Code No.: 9613, First section of Tokyo Stock Exchange)

Contact: Keisuke Kusakabe, IR / Finance General Manager

Tel: +81-3-5546-9962

NTT DATA to Acquire Spanish everis Group

At a Board of Directors’ meeting held on October 31, 2013, NTT DATA CORPORATION (“NTT DATA”) resolved to acquire 100% of the outstanding shares of the Spanish company, Everis Participaciones, S.L. (Chairman of the Board and President: Fernando Francés, CEO: Benito Vázquez, headquartered in Madrid, Spain) (“Everis”), which will make it a subsidiary of NTT DATA. NTT DATA is planning to reach a final agreement with Everis on October 31, 2013 in Madrid, Spain (local time).

1.	Objective

Pursuant to the Medium-Term Management Plan, the NTT DATA Group is currently actively engaged in overseas business expansion with the goal of becoming one of the top 5 IT services firms globally, reaching earnings per share of 200 yen and hopes to achieve overseas sales of over 350 billion yen, roughly 25% of overall sales attributable to overseas sales during the fiscal year ending March 31, 2016. NTT DATA has been working to establish a framework that enables the seamless provision of services domestically and overseas by increasing the number of its global offices and promoting collaboration among its offices through capital alliances and the establishment of overseas subsidiaries.

Everis and its subsidiaries (“everis Group”) primarily serves clients in Spain and six Latin American countries, such as major banks, insurance companies and telecommunications carriers, government organizations, utility companies and major global manufacturers, and provides a wide range of IT services, including consulting, system integration and outsourcing. Furthermore, everis Group has six near-shore and off-shore High Performance Centers in Spain and South America that have received CMMI Level 5* certification. everis Group is establishing systems that enable the provision of high-quality, low-cost services.

Through the acquisition of everis Group, NTT DATA will welcome into the NTT DATA Group everis Group’s large-scale and stable customer base and advanced consulting capabilities, as well as its top-class personnel with expertise in the system integration and outsourcing services. The acquisition will also enable NTT DATA to acquire everis Group’s business platforms in Spain and Latin America and enable NTT DATA to provide comprehensive IT services, ranging from consulting to outsourcing, to its customers in these countries. Further, NTT DATA will aim to utilize everis Group’s near-shore and off-shore High Performance Centers to improve price competitiveness and quality of its services. At the same time, this transaction will enable everis Group to collaborate with NTT DATA Group’s global operations and wide range of services, so that it can provide enhanced value to its customers as a global business partner.

Through collaboration between everis Group and each NTT Group company, NTT Group will collectively work to strengthen its ability to provide customers with global support.

Note: * CMMI (Capability Maturity Model Integration) is a systematized guide for organizations intended to enable organizations to adequately manage its processes. CMMI is used as a measure to evaluate the software development capabilities of an organization. There are 5 maturity levels (1-5 with 5 being the highest), with each maturity level describing the required processes that need to be implemented.

2.	Summary of the Acquired Business

(1) Business Name	Everis Participaciones, S.L.

(2) Description of business	Comprehensive IT services centered on consulting, applications development, system integration and outsourcing

(3) Established	1996

(4) Shareholder composition	Executives and employees of everis Group (64.03%) 3i Group plc (18.33%) Hutton Collins Partners LLP (10.44%) Landon Group (6.34%) Others (0.86%)

(5) Headquarters	Madrid, Spain

(6) Major locations (in alphabetical order)

Spain: A Coruña, Alicante, Barcelona, Bilbao, Ciudad Real, Las Palmas, Madrid, Mataró, Murcia, Seville, Valencia, Valladolid, Zaragoza

Latin America: Bogotá, Buenos Aires, Lima, Mexico City, Santiago, São Paulo

Rest of Europe: Brussels, Lisbon, London, Milan, Rome

North America: Washington, D.C.

(7) Representative	Fernando Francés, Chairman of the Board and President Benito Vázquez, CEO

(8) Employees	10,625 (as of March 2013)

(9) Revenues	591 million Euros (fiscal year ended March 31, 2013)

(10) Total Assets	324 million Euros (as of March 31, 2013)

*	Any updates on this transaction will be disclosed as necessary.

For inquiries:

NTT DATA Corporation

Public Relations Department

TEL: +81-3-5546-8051